

September 6, 2013

Via E-mail
Mr. Laurence Winoker
Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

> **RE: Lifetime Brands, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-K/A for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 8, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2013**
> **File No. 0-19254**

Dear Mr. Winoker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Risk Factors, page 6

1. Each risk factor subheading is too vague and generic to describe adequately the risk that follows. In future filings, revise each risk factor subheading so that it reflects the risk that follows. See Item 503(c) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page F-7

2. You have presented proceeds from your revolving credit facility on a net basis for all periods presented. In future filings, please revise your statements of cash flows to present the activity on your revolving credit facility on a gross basis pursuant to ASC 230-10-45-7. Please show us supplementally what your revised disclosure will look like. Please also tell us how much you borrowed on your revolving credit facility during the 10 days prior to December 31, 2012 and June 30, 2013.

Exhibits 10.30, 10.36, 10.41, and 10.42

3. We note that you incorporate by reference these exhibits. It appears that you did not file all of the exhibits and schedules to the exhibits when you filed the exhibits in the Forms 8-K. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with all of their attachments in your next periodic report under the Exchange Act.

Form 10-Q for the Period Ended June 30, 2013

Exhibit 10.1

4. We note that you incorporate by reference amendment number 2 to the senior secured credit agreement. We are unable to locate an amendment number 1 to the senior secured credit agreement on the EDGAR system. Please advise. Alternatively, file the amendment with your next periodic report under the Exchange Act.

Exhibit 10.2

5. We note that you incorporate by reference amendment number 3 to the amended and restated credit agreement. We note also that when you filed the amendment in the Form 8-K you "[Intentionally Omitted]" Schedule 2.02 of the credit agreement. See Section 1(t) of the amendment. Absent an order granting confidential treatment, you may not omit a portion of an exhibit. Please advise. Alternatively, file the amendment with the schedule in your next periodic report under the Exchange Act.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2013

Specific Elements of Compensation, page 19

6. We note that each named executive officer generally receives stock options based on "individual, division and Company performance, overall dilution, retention and executive potential." With a view toward future disclosure, please tell us how you determined the amount of stock options to be awarded in fiscal year 2012, including whether the amount of

the award is based on any pre-established performance metrics. <u>See</u> Item 402(b)(1)(v) of Regulation S-K.

<u>Summary Compensation Table, page 23</u>

7. We note your disclosure on page 20 that the cash bonuses are based on certain targets established under each named executive officer's employment agreement. In future filings, please report the amount of cash bonus paid under the column "Non-Equity Incentive Plan Compensation" in the summary compensation table. In the alternative, please tell us why you believe the amount paid is properly reported under the "Bonus" column. <u>See</u> Item 402(a)(6)(iii) of Regulation S-K.

8. We note that the performance-based cash bonus for each of your named executive officers is based on pre-established performance metrics, including IBT and individual goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objective. With a view toward future disclosure, please tell us the specific performance targets for each named executive officer as well as the actual results achieved and how you evaluated the results to reach the actual payouts. <u>See</u> Item 402(b) of Regulation S-K and Release No. 34-54302A.

<u>Grants of Plan Based Awards During the Fiscal Year Ended December 31, 2012</u>

9. With a view toward future disclosure, please supplementally revise your Grants of Plan Based Awards table to include the required disclosure relating to the performance-based bonuses awarded during fiscal year 2012. <u>See</u> Item 402(d)(2)(iii) of Regulation S-K.

10. In future filings, please report the grant date fair value for the total equity award as opposed to the grant date fair value per option.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Erin K. Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief